SEC Mail Processing Section

FEB 29 2008

Washington, DC
111

UNITI
SECURITIES AND E
Washingi

08029342

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-42857

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

BBVA Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas, 45th Floor
(No. and Street)

New York	**New York**	**10105**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diego Crasny **(212) 728-2354**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue	**New York**	**New York**	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Diego Crasny swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of BBVA Securities Inc., *as of DECEMBER 31, 2007,* are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Sworn to before me this Day February 28, 2008

X [signature]
Signature

CHIEF FINANCIAL OFFICER
Title

X [signature]
Notary Public

LUZ E. RODRIGUEZ
Notary Public
State of New York
No. 01R06135085
Expires Oct. 11, 2009

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
(x) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(x) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BBVA SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

BBVA Securities Inc.
Index
December 31, 2007

Page(s)

This report contains:

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

The Board of Directors and Stockholder of
BBVA Securities Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of BBVA Securities Inc. (the "Company") at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion

PricewaterhouseCoopers LLP

February 27, 2008

BBVA Securities Inc.
Statement of Financial Condition
December 31, 2007

Assets	
Cash	$ 488,310
Cash segregated in compliance with Federal regulations	20,800,000
Short-term investment with affiliate	506,139
Securities owned, at fair value	9,977,144
Receivable from affiliated clearing organizations	1,101,257
Receivable from affiliates	980,648
Office furniture, equipment and leasehold improvements, at cost less accumulated depreciation and amortization	1,445,535
Other assets	122,779
Total assets	$ 35,421,812
Liabilities and Stockholder's Equity	
Liabilities	
Payable to customers	$ 24,133
Payable to affiliates	1,791
Accrued liabilities and accounts payable	4,725,842
Other liabilities	991,755
Total liabilities	5,743,521
Stockholder's Equity:	
Common stock, $0.01 par value, 10,000 shares authorized, 1,000 shares issued and outstanding	10
Additional paid-in capital	69,487,031
Accumulated deficit	(39,808,750)
Total stockholder's equity	29,678,291
Total liabilities and stockholder's equity	$ 35,421,812

The accompanying notes are an integral part of this statement of financial condition.

1. Introduction and Basis of Presentation

The Company

BBVA Securities Inc. (the "Company") is a wholly-owned subsidiary of BBVA Securities Holdings, S.A. ("BBVA Holdings"), a Spanish company. BBVA Holdings is a wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A. ("BBVA"), a Spanish financial institution. The Company is a registered broker-dealer in the United States of America under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in investment banking and institutional sales of emerging markets fixed income securities. For its fixed income sales business, the Company is self-clearing.

Basis of Financial Information

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require the Company to make estimates and assumptions regarding the valuations of certain financial instruments, the outcome of litigation and other matters that affect the financial statements and related disclosures. The Company believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ materially from these estimates.

2. Summary of Significant Accounting Policies

Cash Segregated in Compliance with Federal Regulations

Cash of $20,800,000 is segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

Securities Transactions

Commissions and related expenses are recorded on a trade-date basis as securities transactions occur. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition.

Financial Instruments

Securities owned are recorded at fair value, and unrealized gains and losses are reflected in other revenues. Interest revenue and interest expense arising from financial instruments used in trading activities are included in the statement of operations as interest revenue or interest expense. Fair value is the amount at which financial instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The fair value of the Company's financial instruments owned is based on observable market prices.

SFAS No. 157 Fair Value Measurements issued in September 2006, defines fair value, establishes a framework of measuring fair value and requires enhanced disclosures about fair value measurements. SFAS No. 157 requires companies to disclose the fair value of its financial instruments according to a fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets carried at fair value will be classified and disclosed in one of the three categories in accordance with the hierarchy. The three levels of the fair value hierarchy are: (1) quoted market prices for identical assets or liabilities in active markets; (2) observable market-based inputs or unobservable inputs that are corroborated by market data; and (3) unobservable inputs that are not corroborated by market data. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company will adopt the provisions of SFAS No. 157 in 2008. The Company does not expect this accounting pronouncement will have a material impact on its financial statements.

Investment Banking
Investment banking revenues and fees for mergers, acquisitions and advisory assignments are recorded when services for the transactions are determined to be completed, generally as set forth under the terms of the engagement.

Foreign Currency Transactions
Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the statement of operations accounts are translated at average rates of exchange for the year.

Office Furniture, Equipment and Leasehold Improvements
Office furniture and equipment are depreciated on a straight-line basis over their estimated useful lives, up to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of their useful lives or the terms of the related lease.

Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company adopted FASB Interpretation 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), as of January 1, 2007. A tax provision is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The adoption had no material effect on the Company's financial statements. The Company's policy on classification of interest and penalties related to uncertain tax positions is that such interest and penalties are classified as income taxes.

3. Short-Term Investment with Affiliate

At December 31, 2007, the Company had a time deposit with BBVA New York Branch totaling $506,139, which includes accrued interest, maturing in less than three months.

4. Securities Owned, at Fair Value

Securities owned at fair value consisted of $9,977,144 in U.S. Government Obligations.

5. Payable to Customers

The amounts shown represent the payable to customers in connection with securities transactions executed on a RVP/DVP (receipt-versus-payment/delivery-versus-payment) basis.

6. Receivable from Affiliated Clearing Organizations

The amounts shown represent receivables from affiliated clearing organizations.

7. Office Furniture, Equipment, and Leasehold Improvements

At year end, December 31, 2007, the Company's office furniture, equipment and leasehold improvements comprised of the following:

	Cost	Accumulated Depreciation	Net
Leasehold improvements	$ 2,900,240	$ (1,520,839)	$ 1,379,401
Computers and equipment	461,593	(427,659)	33,934
Furniture and fixtures	169,449	(137,249)	32,200
Software	418,203	(418,203)	-
Mechanical equipment	800,353	(800,353)	-
	$ 4,749,838	$ (3,304,303)	$ 1,445,535

8. Related Party Transactions

In the normal course of business, the Company enters into securities transactions with BBVA and other affiliated entities. These balances arise from services performed between the Company and its affiliates, and from trades executed with or on behalf of its affiliates.

Assets and liabilities with related parties consisted of the following:

Assets	
Cash	$ 66,108
Short-term investment with affiliate	506,139
Receivable from affiliated clearing organizations	1,103,339
Receivable from affiliates	980,648
	$ 2,656,234
Liabilities	
Payable to customers	$ 1,791
Other liabilities	113,883
	$ 115,674

9. Income Taxes

Deferred income taxes have been provided for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities.

The total deferred tax asset at December 31, 2007 is composed of the following:

Federal net operating loss carryforwards	$ 12,103,569
NY State net operating loss carryforwards	936,536
Other	148,081
	13,188,186
Valuation allowance	(13,188,186)
Net deferred tax asset	$ -

As of December 31, 2007, the Company had approximately $34.6 million of net operating loss carryforwards for future utilization for Federal income tax purposes. The net operating loss carryforwards will begin to expire in 2015. Additionally, the Company had net operating loss carryforwards of approximately $16.7 million for future utilization for New York State income tax purposes, which will begin to expire in 2021. A full valuation allowance has been set up against the net deferred tax asset as management does not believe that it is more likely than not that such benefit will be realized in the future.

The Company had no unrecognized tax benefits and consequently, had not accrued interest and penalties related thereto at the beginning or end of 2007. The Company does not expect its unrecognized tax benefit balance to change significantly in the next 12 months. New York State and New York City are principally where the Company is subject to state and local income taxes. The Company is currently under IRS examination for the 2003 tax year. For the remaining state and local jurisdictions, tax years 2004 through 2007 remain subject to examination.

10. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, which requires that the Company maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined by the Rule. As of December 31, 2007 the Company had net capital of $24,858,606, which exceeded the minimum requirement of $250,000 by $24,608,606.

11. Commitments and Contingencies

The Company sub-leases office space from an affiliate under a cancelable lease which expires on December 29, 2016.

FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others," requires the disclosures of representations and warranties that the Company enters into, which may provide general indemnification to others. In the normal course of business, the Company may enter into other legal contracts that contain a variety of these representations and warranties providing general indemnification. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on the Company's experience, the Company does not expect these indemnifications will have a material adverse effect on the Company's financial position or results of operations.

12. Retirement, Other Postretirement, and Other Benefit Plans

Employee Benefit Plans

The Company and certain affiliates have established a cash balance pension plan. A record keeping account for each eligible employee will be credited each year with a percentage of the employee's annual compensation based on tenure. The cash balance pension plan is portable and the vested account balance may be taken by the employee upon termination.

The cash balance is payable as a lump sum or an annuity at the earliest of (a) the member's retirement date, (b) date of death or (c) other termination of employment, whichever is applicable. The benefit is based on annual pay credits, accumulating over time with interest at the rate equal to

the 10 year Treasury rate published by the Internal Revenue Service for the November of the preceding year.

Additionally, the Company and certain affiliates have established an employee deferred compensation plan, which qualifies under Section 401(k) of the Internal Revenue Code covering all eligible employees.

13. Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company's activities involve executions and settlements of various securities transactions as principal or agent. These activities may expose the Company to risk in the event counterparties are unable to fulfill contractual obligations. The Company's counterparties include U.S. institutional investors, brokers and dealers, international banks that are members of major regulated exchanges and affiliates.

The Company records customer securities transactions on a settlement date basis in conformity with the settlement cycle of the respective countries. The Company is therefore exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill contractual obligations.

The Company's agreement with its clearing brokers provides that the Company assumes customer obligations in the event of non-performance.

The Company trades primarily emerging markets securities. Risks associated with emerging markets securities, attributable to political, social or economic factors, may affect the fair value of the emerging markets securities and the income generated by these activities.

For transactions in which the Company extends credit to others, the Company seeks to control the risks associated with these activities by requiring the counterparty to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and, pursuant to such guidelines, requests counterparties to deposit additional collateral or reduce securities positions when necessary.

14. Fair Value of Financial Instruments

SFAS No. 107, "*Disclosures about Fair Value of Financial Instruments,*" requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. All of the Company's financial instruments, as defined, which are recognized in the statement of financial condition, are carried at, or approximate, fair value.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors
on Internal Control Required By SEC Rule 17a-5

To The Board of Directors and Stockholder of
BBVA Securities Inc.:

FEB 29 2008

Washington, DC
111

In planning and performing our audit of the financial statements and supplemental schedules of BBVA Securities Inc. (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect

PRICEWATERHOUSECOOPERS

misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2008

END